SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 May, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 05 May 2015
Exhibit 1.2	Director/PDMR Shareholding dated 07 May 2015
Exhibit 1.3	Director/PDMR Shareholding dated 08 May 2015
Exhibit 1.4	Director/PDMR Shareholding dated 11 May 2015
Exhibit 1.5	Holding(s) in Company dated 12 May 2015
Exhibit 1.6	Holding(s) in Company dated 13 May 2015
Exhibit 1.7	Total Voting Rights dated 29 May 2015

Exhibit 1.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 5 May 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 1 May 2015 that Mr H Schuster, a person discharging managerial responsibility in BP p.l.c., on 30 April 2015 sold 1,399 BP ordinary shares (ISIN number GB0007980591) in London, pursuant to the BP Global Sharematch plan at £4.696479 per ordinary share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 7 May 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 7 May 2015 that Mr A Hopwood, a person discharging managerial responsibility in BP p.l.c., on 6 May 2015 sold 12,000 ADSs (ISIN number US0556221044). These were sold as follows: 2,000 ADSs at $42.587 per ADS; 1,500 ADSs at $42.637 per ADS; 500 ADSs at $42.647 per ADS; 2,000 ADSs at $42.605 per ADS; 2,000 ADSs at $42.657 per ADS; 2,000 ADSs at $42.665 per ADS; and 2,000 ADSs at $42.660 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 8 May 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. (the "Company") has made a formal determination of the vesting of shares awarded under the Executive Directors' Incentive Plan (EDIP) for the performance period 2012-2014. In the BP Annual Report and Form 20-F 2014 directors' remuneration report there was an estimation of reserve replacement used in the performance measures which led to an estimated total vesting of 60.5%. Final information required to make a formal determination has now become available. As a result, the Company determined that 63.8% of the award would vest. On 7 May 2015 the following Directors of BP p.l.c. acquired the numbers of the Company's ordinary shares (ISIN number GB0007980591) or ADSs (ISIN number US0556221044), including any reinvested dividends, shown opposite their respective names below.

The Company was informed on 8 May 2014, by the Trustee of the BP Employee Share Ownership Trust, that on 7 May 2015 it received a transfer of such ordinary shares and/or ADSs to satisfy the vesting of these share awards taking into account tax applicable on vesting, when the market value was £4.571 per ordinary share or US$41.83 per ADS. The remaining ordinary shares and ADSs are required to be retained by the Directors in accordance with the EDIP plan rules.

Director	Total Ordinary Shares/ADSs* Vested	Ordinary Shares/ADSs* Retained After Tax and Commission
Mr R W Dudley	142,881 ADSs	88,788 ADSs
Dr B Gilvary	398,389 Ordinary Shares	252,937 Ordinary Shares

* 1 ADS is equivalent to 6 ordinary shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. -  11 May 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 11 May 2015 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.6130 per share through participation in the BP ShareMatch UK Plan on 11 May 2015:-

Director

Dr B. Gilvary                68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                68 shares
Mr B. Looney              68 shares
Mr D. Sanyal               68 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.5

BP p.l.c. - Holding(s) in Company
BP p.l.c. - 12 May 2015

BP p.l.c. Holding(s) in Company

BP p.l.c. received confirmation from UBS Investment Bank on 12 May 2015 of the information contained below:

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c. GB0007980591
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	UBS Investment Bank UBS Group AG
4. Full name of shareholder(s) (if different from 3.):iv	UBS AG London Branch UBS Limited UBS Securities LLC
5. Date of the transaction and date on which the threshold is crossed or reached: v	7 May 2015
6. Date on which issuer notified:	11 May 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007980591	Below Notifiable Threshold	Below Notifiable Threshold	-	-	552,589,807	-	3.03%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
-	-	-		-		-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
-	-	-	-	-	Nominal		Delta
					-		-

Total (A+B+C)
Number of voting rights				Percentage of voting rights
552,589,807				3.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

UBS Group AG is a group holding company for UBS Investment Bank business. Voting rights are held through its controlled undertakings as set out below.

UBS AG:
      - directly through its branches: UBS AG London Branch - 546,725,374 (3.00%); and
      - indirectly through its subsidiaries: UBS Limited - 310,255 (0.002%)
      - indirectly through its subsidiaries: UBS Securities LLC - 5,554,178 (0.03%)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

This notice is given in fulfillment of the obligation under DTR 5.6.

Exhibit 1.6

BP p.l.c. - Holding(s) in Company
BP p.l.c. - 13 May 2015

BP p.l.c. Holding(s) in Company

BP p.l.c. received confirmation from UBS Investment Bank on 12 May 2015 of the information contained below:

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c. GB0007980591
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	UBS Investment Bank UBS Group AG
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	11 May 2015
6. Date on which issuer notified:	12 May 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Below Notifiable Threshold

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007980591	552,589,807	552,589,807	-	-	Below Notifiable Threshold	-	Below Notifiable Threshold

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
-	-	-		-		-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
-	-	-	-	-	Nominal		Delta
					-		-

Total (A+B+C)
Number of voting rights				Percentage of voting rights
Below Notifiable Threshold				Below Notifiable Threshold

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
N/A

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

This notice is given in fulfillment of the obligation under DTR 5.6.

Exhibit 1.7

BP p.l.c. - Total Voting Rights
BP p.l.c. - 29 May 2015

BP p.l.c.
Total voting rights and share capital

As at 29 May 2015, the issued share capital of BP p.l.c. comprised 18,259,045,411 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,762,623,204. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,264,127,911. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated:  01 June 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary